SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
           File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                        Commission File Number 000-22298


                         Scientific Games Holdings Corp.
             (Exact name of registrant as specified in its charter)


       1500 Bluegrass Lakes Parkway, Alpharetta, GA 30004, (770) 664-3700
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)


                                  Common Stock
            (Title of each class of securities covered by this Form)


                                      None
             (Titles of all other classes of securities for which a
           duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)    [x]         Rule 12h-3(b)(1)(ii)    [  ]
               Rule 12g-4(a)(1)(ii)   [  ]        Rule 12h-3(b)(2)(i)     [  ]
               Rule 12g-4(a)(2)(i)    [  ]        Rule 12h-3(b)(2)(ii)    [  ]
               Rule 12g-4(a)(2)(ii)   [  ]        Rule 15d-6              [  ]
               Rule 12h-3(b)(1)(i)    [x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                                       Number of Holders
-----------------------                                       -----------------
Common Stock,  par value $.001 per share                              1

         Pursuant to the requirements of the Securities Exchange Act of 1934, Scientific Games Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 29, 2000                   SCIENTIFIC GAMES HOLDINGS CORP.


                                           By:  /s/ C. Gray Bethea, Jr.
                                                --------------------------
                                           Name:    C. Gray Bethea, Jr.
                                           Title:   Vice President